                                                                    EXHIBIT 23.1


                       CONSENT OF INDEPENDENT ACCOUNTANTS

Board of Directors of Acclaim Entertainment, Inc.:

We consent to the use in this registration statement on Form S-3 of Acclaim Entertainment, Inc. of our report dated November 29, 2000, which report is included in Acclaim's 2000 Annual Report on Form 10-K, and is incorporated by reference herein, and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated November 29, 2000, contains an explanatory paragraph that states that the Company has incurred losses from operations, and has a working capital and stockholders' deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.





New York, New York                                 KPMG LLP
June 7, 2001